4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE’S PHASE II MATCHED RESULTS TO BE PRESENTED
AT INTERNATIONAL SOCIETY OF HYPERTENSION IN JAPAN

WINNIPEG, Manitoba – (October 18, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced an abstract on the Phase II MATCHED study results with MC-4232 will be presented at the International Society of Hypertension (ISH) conference in Fukuoka, Japan.

Dr. Yves Lacourcière, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec, and the principal investigator for the Phase II MATCHED study will present the abstract during a moderated poster session. The abstract titled “Effects of MC-1 Alone and in Combination with Lisinopril on Ambulatory BP in Hypertensive Patients with Type 2 Diabetes” is scheduled to be presented on Thursday October 19, 2006 at 1:50 PM at the Marine Messe Fukuoka, 7-1 Okihama-machi, Hakata-ku, Fukuoka, Japan.

The Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The study results are based on a population of 120 patients with coexisting type II diabetes and hypertension. The trial was conducted under the guidance and direction of the internationally recognized hypertension specialist, Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel.	888-435-2220
Fax	204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com